

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

April 4, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.


03050282

SUPPL

03 APR 30 AM 7:21

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the month ended February 28, 2003;

2. SEC Form 17-C re March 20, 2003 Letter to PSE re proposal to Victorias Milling Corporation;

3. March 26, 2003 Letter with reference to Order issued by the Corporate Finance Department of the Philippine Securities and Exchange Commission dated February 27, 2003.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

5/15

Encl: a/s

/mhd/4/4/03

03 APR 30 AM 7:21

SEC NUMBER 184044
FILE NUMBER ___________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2003

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED FEBRUARY 28, 2003

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: February **Year: 2003**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration
Name of Selling Agent:	Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

JG SUMMIT HOLDINGS, INC.



JAMES L GO
Chairman

PCI CAPITAL CORPORATION



ELEANOR HILADO / GABRIEL LIM

NOTED BY:

BPI STOCK TRANSFER



ISABELITA C. ERJAS

REPUBLIC OF THE PHILIPPINES
IN THE CITY OF QUEZON CITY M.M. S.S.

SUBSCRIBED AND SWORN TO before me this MAR 10 2003 day of ________, 2003 the above affiant exhibiting to me his/her Community Tax Certificate No 21184014 issued at Pasig City on Jan. 30, 2003.



JOEL G. GORDOLA
Notary Public
Until December 31, 2003
PTR No. 37207247, 1-02-03, Q.C.

Doc. No. 244
Page No. 49
Book No. 3
Series of 03

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

February 28, 2003

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.371%	P 900,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.371%	900,000
3. PCI Capital Corporation	April 10, 2003	6.371%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.371%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.371%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.371%	9,000,000
7. International Capital Corporation	April 10, 2003	6.371%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.371%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.371%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.371%	3,000,000
11. China Banking Corporation	April 10, 2003	6.371%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.371%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.371%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.371%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.371%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.371%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.371%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.371%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.371%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.371%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.371%	3,000,000
22. AIM Building Fund	April 10, 2003	6.371%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.371%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.371%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.371%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.371%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.371%	6,000,000
28. Deutsche Bank	April 10, 2003	6.371%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.371%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.371%	500,000
31. Benjamin S. Pua	April 10, 2003	6.371%	1,000,000
32. Citicorp Financial Services	April 10, 2003	6.371%	3,500,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

February 28, 2003

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	6.922%	P 29,550,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	6.922%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	6.922%	1,050,000
4. PCI Capital Corporation	May 8, 2003	6.922%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	6.922%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	6.922%	65,100,000
7. BPI Trust	May 8, 2003	6.922%	10,500,000
8. International Capital Corporation	May 8, 2003	6.922%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	6.922%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	6.922%	5,000,000
11. China Banking Corporation	May 8, 2003	6.922%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	6.922%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	6.922%	42,000,000
14. Global Business Bank	May 8, 2003	6.922%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	6.922%	13,500,000
16. First Metro Investment Corporation	May 8, 2003	6.922%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	6.922%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	6.922%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	6.922%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	6.922%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	6.922%	63,000,000
22. Citicorp Financial Services & Insurance Brokerage Phils., Inc. FAO Various Clients	May 8, 2003	6.922%	11,750,000
23. Benjamin S. Pua	May 8, 2003	6.922%	250,000
24. SCB Trust & Investment Services FAO Telecoms Specialist, Inc. Provident Fund	May 8, 2003	6.922%	1,500,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

February 28, 2003

TRANCHE III

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	6.414%	P 12,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	6.414%	1,050,000
3. PCI Capital Corporation	June 6, 2003	6.414%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	6.414%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. non-contributing Retirement Gratuity Fund	June 6, 2003	6.414%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	6.414%	2,000,000
7. BPI Trust	June 6, 2003	6.414%	10,500,000
8. United Coconut Planters Bank	June 6, 2003	6.414%	65,100,000
9. Phil. Commercial Capital, Inc.	June 6, 2003	6.414%	5,500,000
10. Citytrust Banking Corporation	June 6, 2003	6.414%	10,500,000
11. China Banking Corporation	June 6, 2003	6.414%	21,000,000
12. Equitable Banking Corporation	June 6, 2003	6.414%	42,000,000
13. FEB Investments, Inc.	June 6, 2003	6.414%	42,000,000
14. Global Business Bank	June 6, 2003	6.414%	9,000,000
15. AB Capital and Investment Corp.	June 6, 2003	6.414%	12,000,000
16. First Metro Investment Corporation	June 6, 2003	6.414%	42,000,000
17. All Asia Capital and Trust Corp.	June 6, 2003	6.414%	1,250,000
18. Land Bank of the Philippines	June 6, 2003	6.414%	41,000,000
19. CCBPI Retirement Plan	June 6, 2003	6.414%	6,300,000
20. Union Bank of the Philippines	June 6, 2003	6.414%	42,000,000
21. Penta Capital Investment Corp.	June 6, 2003	6.414%	5,250,000
22. Metropolitan Bank and Trust Co.	June 6, 2003	6.414%	63,000,000
23. Insular Life Assurance Co., Ltd.	June 6, 2003	6.414%	5,000,000
24. Yolanda M. Uy	June 6, 2003	6.414%	4,250,000
25. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	6.414%	1,000,000
26. Citicorp Financial Services	June 6, 2003	6.414%	4,000,000
27. Equitable PCIBank Trust as Investment Mgr. for Phil. Petroleum Retirement Plan (Pilipinas Shell)	June 6, 2003	6.414%	3,000,000
28. Equitable PCIBank Trust as Investment Mgr. for FPHC Employee Retirement Plan	June 6, 2003	6.414%	2,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

SEC

PSE Code HO-180

COVER SHEET

03 APR 30 AM 7:21

						1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Assistant Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1	2		3	1

Month Day

Fiscal Year

17-C

FORM TYPE

Second Thursday of June

Month Day

Annual Meeting

March 20, 2003 Letter to PSE re proposal to Victorias Milling Corporation

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A

Domestic

N/A

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER



1. **March 20, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11 Item 9 - Other Events

Please see attached letter to PSE dated March 20, 2003 regarding the proposal to Victorias Milling Corporation.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



March 20, 2003
(Date)

Rosalinda F. Rivera
Assistant Corporate Secretary
(Signature and Title)

/mhd



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

March 20, 2003

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Trisha Zamesa
Head, Disclosure Department

Raquel R. Angeles
Analyst, Disclosure Department

Gentlemen:

JG Summit Holdings, Inc., through Argosy Advisers, in separate letters dated today addressed to Victorias Milling Corporation ("VMC") and VMC's secured and unsecured creditors proposed that, subject to further terms and conditions that may be agreed upon by the relevant parties, JG Summit Holdings, Inc. or any of its subsidiaries will infuse into VMC the amount of **Philippine Pesos: Three Hundred Million Pesos (Php300,000,000.00)** in the form of a senior loan (i.e., senior to both VMC's secured and unsecured loans) convertible into equity, and, for an aggregate amount of up to **Philippine Pesos: Two Billion (Php2,000,000,000.00)**, acquire all the rights, title, and interests of both VMC unsecured and secured creditors over their respective: (a) VMC shares, (b) VMC Convertible Notes, and (c) remaining debt and accrued interests.

Kindly note that the foregoing are still subject to further negotiations between the relevant parties, we shall inform you of any material developments regarding these matters at the proper time.

Very truly yours,

ROSALINDA F. RIVERA
Assistant Corporate Secretary
JG SUMMIT HOLDINGS, INC

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Assistant Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

12 Month **31** Day
Fiscal Year

FORM TYPE

Second Thursday of June
Month Day
Annual Meeting

March 26, 2003 Letter with reference to Order issued by Corporate Finance Department dated February 27, 2003

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

26 March 2003

SECURITIES AND EXCHANGE COMMISSION
6th Floor, SEC Building
Mandaluyong City

Attention : Atty. Justina F. Callangan
Director
Corporate Finance Department

Dear Atty. Callangan:

This refers to the Order issued by the Corporate Finance Department dated 27 February 2003 requiring us to pay the amount of Fifty Two Thousand Seven Hundred Pesos (P52,700.00) as penalty for the alleged late filing of the Definitive Information Statement (SEC Form 17-IS).

No reason was provided by the Securities and Exchange Commission (SEC) in its afore-mentioned Order for the denial of our request for the waiver of the penalty.

We reiterate our request for the waiver of the penalty primarily on the ground that its imposition on JG Summit Holdings, Inc. is entirely misplaced and has no basis under existing rules and regulations.

The SEC is penalizing us on the ground that we supposedly did not file the Definitive Information Statement on time. On the contrary, the records will show that we did in fact duly file the Definitive Information Statement with the SEC last 18 July 2002 before the due date thereof which was on 24 July 2002.

The Definitive Information Statement which we filed with the SEC last 16 September 2002 was made in compliance with the SEC letter dated 21 August 2002 which required us to file the same within five (5) days from receipt of the said letter. Since we received the SEC letter dated 21 August 2002 on 12 September 2002, we thus filed the Definitive Information Statement in question well within the five-day period and no penalty should be imposed on us.



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

In addition, we fail to see why the Definitive Information Statement which we filed last 16 September 2002 should be used as the basis for the imposition of the penalty. The filing of this Definitive Information Statement stemmed from the letter of the SEC dated 19 July 2002 which sets forth the comments of the SEC to the Definitive Information Statement filed on 18 July 2002.

In its letter dated 19 July 2002, the SEC contends that the Definitive Information Statement filed on 18 July 2002 was not in complete compliance with the requirements of the SEC in its letter dated 31 May 2002 which are as follows: a) required information on the nominees for directors and b) the audit report should indicate the name of the certifying partner, the partner's license and PTR number and registration number with BOA/PRC.

As we have previously stated, item (a) was included in page 81 of the annual report attached to the Definitive Information Statement which we filed last 18 July 2002. On the other hand, item (b) can be found in SEC Form 17-A which was already filed with the SEC. Granting that the audit report attached to the Definitive Information Statement did not contain these details regarding the auditor, such an omission should not operate to nullify the entire Definitive Information Statement. It is perfectly understandable for the SEC to be concerned for the omission of material information in the Definitive Information Statement. However, the information being required regarding the auditors cannot in any manner be considered as material.

A perusal of the SEC letter dated 19 July 2002 will also show that it actually imposed additional requirements on JG Summit Holdings, Inc. in the filing of its Definitive Information Statement. These requirements could have been imposed by the SEC when it provided its comments to the Preliminary Information Statement.

Further, the contention that we should have verified from the SEC whether or not it has comments on the Definitive Information Statement is bereft of legal basis. It must be emphasized that under the Securities Regulation Code the registrant is required to contact the Commission to determine whether there are any comments to the preliminary material. No similar obligation is imposed to inquire about the existence of any comments to the definitive information statement.

While it cannot be denied that the SEC has the authority to require additional information for updating purposes, the SEC should have advised us immediately that they were requiring additional information for the Definitive Information Statement since it knew that the deadline for the distribution of the Definitive Information Statement to the



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

stockholders was on 24 July 2002. It is unfair to penalize us for our failure to anticipate that the SEC will be imposing additional requirements in the filing of the Definitive Information Statement.

It must also be pointed out that the penalty imposed upon JG Summit Holdings, Inc. was determined on the basis of SEC-CFD Memorandum Circular No. 001 (Series of 2001) which explicitly provides that the scale of fines stated therein is imposed upon late filing of reports. It is thus clear that the penalty is imposed upon publicly listed companies which fail to file such reports. The circular does not states that the penalty is also imposed upon incomplete reports which is supposedly the case with respect to the Definitive Information Statement which we filed last 18 July 2002. This is in stark contrast to SEC Memorandum Circular No. 2 (Series of 2003) which specifically provides that the violation being penalized is for late or incomplete filing of reports.

It is in view of the foregoing that we respectfully urge the reconsideration by the SEC of its Order dated 27 February 2003.

Very truly yours,



ROSALINDA F. RIVERA
Assistant Corporate Secretary